Exhibit 99.1

New Gold Announces 2017 First Quarter Results with Record Low All-in Sustaining Costs and Lowers Full-Year Cost Guidance

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, April 26, 2017 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces its 2017 first quarter results and provides an update on the construction of the company's Rainy River project.

2017 FIRST QUARTER HIGHLIGHTS

•	Gold production of 89,327 ounces and copper production of 23.8 million pounds
•	Operating expense of $605 per gold ounce and $1.21 per copper pound
•	All-in sustaining costs(1) of $597 per ounce, including total cash costs(2) of $296 per ounce
•	Lowest all-in sustaining costs since the introduction of the metric in 2012
•	Lowering 2017 full-year all-in sustaining costs guidance to $760 to $800 per ounce from $825 to $865 per ounce
•	Cash generated from operations of $77 million, a 25% increase compared to the first quarter of 2016
•	Cash generated from operations before changes in non-cash operating working capital(3) of $69 million, a 12% increase compared to the first quarter of 2016
•	Net earnings of $38 million, or $0.07 per share
•	Adjusted net earnings(4) of $9 million, or $0.02 per share
•	Rainy River project schedule and capital cost estimate remain in line with New Gold's updated plan announced on January 30, 2017
•	Rainy River project capital expenditures totalled $126 million during the quarter
•	Enhanced financial flexibility with sale of El Morro stream and equity financing
•	March 31, 2017 cash and cash equivalents of $350 million

"As we indicated to our stakeholders at the beginning of this year, our priorities are: enhancing our financial flexibility, delivering operationally and executing on our updated Rainy River plan," stated Hannes Portmann, President and Chief Executive Officer. "I am very pleased to report that we have made significant progress in all three areas."

"During the first quarter, we increased our liquidity position by $230 million through our equity financing and the sale of our El Morro stream. At the same time, after a strong start to the year, we have lowered our cost guidance and increased our cash generation potential for the balance of the year. Finally, development activities at Rainy River were advanced with both the timeline and budget remaining consistent with our updated plan announced in late January," added Mr. Portmann.

2017 FIRST QUARTER OPERATIONAL RESULTS

New Gold's first quarter gold production of 89,327 ounces remained in line with 2016 as higher production from the company's Mesquite and Peak Mines partially offset planned lower production from New Afton and Cerro San Pedro. Cerro San Pedro's production decreased as the mine has now transitioned into residual leaching. Quarterly copper production decreased by 6% to 23.8 million pounds when compared to the first quarter of 2016. As expected, silver production of 0.3 million ounces was also below 2016 as Cerro San Pedro transitioned to residual leaching.

First quarter operating expense per gold ounce of $605 remained in line with 2016. The company delivered first quarter all-in sustaining costs of $597 per ounce, including total cash costs of $296 per ounce. All-in sustaining costs decreased by over $160 per ounce relative to the first quarter of 2016, resulting in a record low for the metric. The significant decrease in all-in sustaining costs relative to the prior-year quarter was attributable to a $58 per ounce decrease in total cash costs to $296 per ounce and a $103 per ounce, or $9 million, decrease in the company's consolidated sustaining costs, which include New Gold's cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures.

With the company's strong operational start to 2017, New Gold reiterates its guidance for full-year gold production of 380,000 to 430,000 ounces. The company is particularly pleased to announce a reduction to full-year all-in sustaining costs. As indicated in late January, New Gold was actively evaluating cost savings opportunities to further enhance 2017 cash flow. Through a combination of the company's business improvement initiatives and capital deferrals, New Gold identified cost savings of approximately $15 million, or approximately $40 per ounce. In addition, the company has also fixed the price for 43.7 million pounds of the company's second half 2017 copper production at $2.73 per pound, which compares favourably to the company's guidance assumption of $2.50 per pound. The copper price benefit will provide an additional $10 million, or approximately $25 per ounce, towards 2017 cash flow. Combining the benefit of these initiatives positions New Gold to reduce its 2017 full-year all-in sustaining costs to $760 to $800 per ounce, representing a $65 per ounce reduction from the company's original guidance range of $825 to $865 per ounce.

	Three months ended March 31
	2017	2016
Operating information
Gold (ounces):
Produced	89,327	90,811
Sold	87,304	86,031
Copper (millions of pounds):
Produced	23.8	25.4
Sold	23.0	25.3
Silver (millions of ounces):
Produced	0.3	0.4
Sold	0.3	0.4
Revenue:
Gold ($/ounce)	1,252	1,165
Copper ($/pound)	2.35	1.94
Silver ($/ounce)	16.89	14.47
Average realized price(5):
Gold ($/ounce)	1,286	1,206
Copper ($/pound)	2.58	2.14
Silver ($/ounce)	17.51	14.72
Operating expense:
Gold ($/ounce)	605	606
Copper ($/pound)	1.21	1.07
Silver ($/ounce)	8.23	7.39
Total cash costs ($/ounce)	296	354
All-in sustaining costs ($/ounce)	597	758

New Afton

	Three months ended March 31
	2017	2016
Operating information
Gold (ounces):
Produced	20,937	25,068
Sold	20,716	25,131
Copper (millions of pounds):
Produced	20.5	22.4
Sold	19.9	22.0
Operating expense:
Gold ($/ounce)	458	374
Copper ($/pound)	0.92	0.67
All-in sustaining costs ($/ounce)	(505)	(268)
All-in sustaining costs on a co-product basis:
Gold ($/ounce)	679	631
Copper ($/pound)	1.36	1.12

The decrease in gold production at New Afton relative to the first quarter of 2016 was due to an expected decrease in gold grade and gold recovery, partially offset by a 4% increase in mill throughput. Copper production was also lower than the prior-year quarter due to an expected decrease in copper grade.

First quarter operating expenses increased when compared to the prior-year quarter due to higher costs associated with processing more ore tonnes. All-in sustaining costs decreased as the benefit of increased by-product revenues and lower sustaining costs was only partially offset by the appreciation of the Canadian dollar relative to the U.S. dollar and the increase in operating expenses. By-product revenues benefitted from an increase in the realized copper price which more than offset lower copper sales volumes. New Afton's quarterly sustaining costs decreased by $2 million to $7 million when compared to the first quarter of 2016.

New Gold is pleased to reiterate New Afton's guidance for full-year gold production of 70,000 to 80,000 ounces and copper production of 85 to 95 million pounds. As a result of the cost savings initiatives solidified in the first quarter, and the benefit of the copper hedges relative to the company's guidance assumption, New Afton's full-year all-in sustaining cost guidance has been reduced to ($520) to ($480) per ounce, representing a $240 per ounce reduction from the company's original guidance range of ($280) to ($240) per ounce.

Mesquite

	Three months ended March 31
	2017	2016
Operating information
Gold (ounces):
Produced	30,403	27,371
Sold	29,153	24,929
Operating expense:
Gold ($/ounce)	695	616
All-in sustaining costs ($/ounce)	765	1,101

The increase in gold production at Mesquite relative to the first quarter of 2016 was due to higher recoveries as total ore tonnes mined and placed included less transitional material than was mined in 2016.

First quarter operating expenses increased when compared to the prior-year quarter as no mining costs were capitalized in the first quarter of 2017. First quarter all-in sustaining costs decreased due to a $10 million, or $405 per ounce, decrease in sustaining costs primarily due to no capitalized waste stripping, which was only partially offset by the increase in operating costs.

New Gold is pleased to reiterate Mesquite's guidance for full-year gold production of 140,000 to 150,000 ounces and all-in sustaining costs of $805 to $845 per ounce.

Peak Mines

	Three months ended March 31
	2017	2016
Operating information
Gold (ounces):
Produced	28,347	19,596
Sold	27,391	17,149
Copper (millions of pounds):
Produced	3.4	3.0
Sold	3.1	3.3
Operating expense:
Gold ($/ounce)	596	870
Copper ($/pound)	1.22	1.53
All-in sustaining costs ($/ounce)	674	1,024

Peak Mines had a strong start to the year with first quarter gold production increasing by 45% relative to the first quarter of 2016. The significant increase in gold production was attributable to mining and processing of higher gold grade material. Quarterly copper production increased by 13% when compared to the first quarter of 2016 due to higher copper grade.

First quarter operating expenses decreased when compared to the prior-year quarter primarily due to higher gold sales volumes. All-in sustaining costs decreased during the quarter primarily as the benefit of higher gold sales volumes and increased by-product revenues were only partially offset by the appreciation of the Australian dollar relative to the U.S. dollar and a slight increase in sustaining costs.

New Gold is pleased to reiterate Peak Mines' guidance for full-year gold production of 85,000 to 95,000 ounces and copper production of approximately 15 million pounds. As a result of the cost savings initiatives solidified in the first quarter, Peak Mines' full-year all-in sustaining costs guidance has been reduced to $975 to $1,015 per ounce, representing an $85 per ounce reduction from the company's original guidance range of $1,060 to $1,100 per ounce.

Cerro San Pedro

	Three months ended March 31
	2017	2016
Operating information
Gold (ounces):
Produced	9,640	18,776
Sold	10,044	18,822
Silver (millions of ounces):
Produced	0.2	0.3
Sold	0.2	0.3
Operating expense:
Gold ($/ounce)	1,150	993
Silver ($/ounce)	15.84	12.38
All-in sustaining costs ($/ounce)	1,255	952

Cerro San Pedro finished active mining late in the second quarter of 2016 and has now transitioned to residual leaching. As a result, and consistent with expectations, the mine's first quarter gold and silver production decreased compared to the prior year. First quarter operating expenses and all-in sustaining costs increased when compared to the prior-year quarter due to lower gold sales volumes. As the company is drawing down leach pad inventory during the residual leach period, $403 per ounce of the reported all-in sustaining costs is related to cash expenditures that were incurred in prior periods.

New Gold is pleased to reiterate Cerro San Pedro's guidance for full-year gold production of 35,000 to 45,000 ounces and all-in sustaining costs of $1,090 to $1,130 per ounce.

2017 FIRST QUARTER FINANCIAL RESULTS

	Three months ended March 31
(in millions of U.S. dollars, except per share amounts)	2017	2016
Revenues	$169.5	$154.5
Operating margin(6)	86.6	72.6
Net earnings	37.5	25.6
Net earnings per basic share	0.07	0.05
Adjusted net earnings (loss)	9.4	(1.5)
Adjusted net earnings per share	0.02	nil
Cash generated from operations	76.8	61.5
Cash generated from operations before changes in non-cash operating working capital	69.4	62.1

First quarter revenues increased by $15 million, or 10%, relative to the prior-year quarter, primarily due to higher metal prices. Relative to the first quarter of 2016, the average realized price increased by $80 per ounce of gold, or 7%, $0.44 per pound of copper, or 21%, and $2.79 per ounce of silver, or 19%. First quarter production and metal sales volumes were in line with the prior-year quarter.

New Gold's first quarter operating margin increased by $14 million relative to the prior-year quarter as a result of the $15 million increase in revenues and the company's operating expenses remaining consistent, despite the appreciation of the Canadian and Australian dollars relative to the U.S. dollar.

The company reported net earnings of $38 million, or $0.07 per share, in the first quarter of 2017 relative to net earnings of $26 million, or $0.05 per share, in the prior-year quarter. First quarter net earnings included a $33 million pre-tax gain on the disposal of the El Morro stream, a $6 million non-cash foreign exchange gain and a $14 million pre-tax loss on the revaluation of company's gold price option contracts.

New Gold had adjusted net earnings of $9 million, or $0.02 per share, in the first quarter of 2017 relative to an adjusted net loss of $2 million, in the prior-year quarter. Quarterly adjusted net earnings were positively impacted by the combination of the $15 million increase in revenues, a $4 million decrease in depreciation and depletion and a $3 million decrease in finance costs as more interest has been capitalized to Rainy River. These items were partially offset by an $8 million increase in adjusted income tax expense, a $1 million increase in operating expenses, and a $1 million increase in exploration, business development, and corporate general and administrative expenses.

The company's first quarter cash generated from operations before changes in non-cash operating working capital of $69 million was $7 million, or 12%, higher than the prior-year quarter as the impact of the higher operating margin was only partially offset by higher income taxes paid. Cash generated from operations in the first quarter of 2017 was $77 million relative to $62 million in the prior-year quarter. The significant working capital benefit during the first quarter of 2017 was due to the company collecting an outstanding concentrate receivable of $21 million at New Afton in January 2017.

FINANCIAL UPDATE

New Gold's cash and cash equivalents at March 31, 2017 were $350 million. The company also has a $400 million revolving credit facility, of which $100 million has been drawn and $123 million has been used to issue letters of credit for closure obligations at the company's producing mines and development projects, leaving $177 million undrawn. The company's pro forma liquidity totals $527 million (cash and undrawn credit facility) plus its expected free cash flow generation from its operating mines through the balance of 2017.

In 2016, New Gold entered into gold price option contracts covering 120,000 ounces of its first half 2017 production, with put options at a strike price of $1,300 per ounce and call options at a strike price of $1,400 per ounce. The company also fixed the price for 31.7 million pounds of the company's first half 2017 copper production at $2.52 per pound and fixed 43.7 million pounds of the company's second half 2017 copper production at $2.73 per pound. These initiatives increase the company's cash flow certainty during the remaining Rainy River development period.

At March 31, 2017, the face value of the company's long-term debt was $900 million (book value – $890 million). The components of the long-term debt include: $300 million of 7.00% face value senior unsecured notes due in April of 2020; $500 million of 6.25% face value senior unsecured notes due in November of 2022; and $100 million drawn from the revolving credit facility. The company currently has approximately 575 million shares outstanding.

PROJECTS UPDATE

Rainy River

Development activities at New Gold's Rainy River project, located in northwestern Ontario, continue to advance and the project is scheduled to transition from construction to operation in the third quarter of 2017. Both the project schedule and capital cost estimate remain in line with New Gold's updated plan announced on January 30, 2017.

RAINY RIVER – 2017 FIRST QUARTER HIGHLIGHTS

•	Project spending during the first quarter totalled $126 million, with estimated remaining capital to achieve November commercial production of $389 million
•	Mining rate during the quarter averaged over 110,000 tonnes per day
•	Overall earthworks approximately 70% complete
•	All key structural components of the process facilities complete
•	Installation of mechanical, piping, electrical and instrumentation in processing facilities approximately 85% complete
•	Primary crusher and conveyor system approximately 95% complete
•	Commissioning of the crusher commenced in March 2017 with first crush scheduled for early May 2017

UPCOMING KEY MILESTONES

Second Quarter 2017

•	Complete commissioning of crusher and complete first crush
•	Commence commissioning of ball and SAG mill
•	Energization of all site power lines

Third Quarter 2017

•	Dry and wet commissioning of the full process circuit
•	Complete tailings management area starter cell
•	First ore to mill and mine start-up

Mining activities at Rainy River progressed well during the first quarter. The company's mining rate during the quarter averaged over 110,000 tonnes per day, which was in line with New Gold's updated plan announced on January 30, 2017. The September start-up is based on an expectation that the mining rate will continue to increase to an average of approximately 120,000 tonnes per day, which includes both planned productivity gains and takes into consideration the impact of changing weather conditions through the spring and summer months. There are multiple catalysts for the planned productivity gains. As pit water management impacts productivity, particularly during the spring thaw, the commissioning of the water management pond will facilitate increased pit dewatering which, in turn, will provide greater access and improved mining conditions. As well, an additional construction rock source has been identified outside of the pit and closer to the tailings area, which is currently being brought online. Once fully operational, this will shorten the cycle time of rock material mined from the pit as it will primarily be delivered to the waste dump instead of the longer haul to the tailings area. These changes, as well as operational improvements in the mining and maintenance areas, underpin the planned increase in mining rate to 120,000 tonnes per day.

Overall earthworks are approximately 70% complete and tracking in line with New Gold's updated plan. Through March 31, 2017, over 800,000m3 of construction material has been placed at the tailings management starter cell. The starter cell is scheduled to be completed in August 2017. Construction of the water management pond is tracking in line with the company's updated plan and approval is expected in the coming days to pump up to 1.4 million cubic metres into the pond. Completion and energization of all site overhead power lines and completion of the tailings pipeline corridor is planned for the second quarter. Subsequent to the end of the quarter, approval was received to commence construction of the mine rock pond.

All of the key structural components of the process facilities have been completed and the setting of mechanical equipment and installation of piping, electrical and instrumentation services is well advanced. The primary crusher and conveyor system are approximately 95% complete. Commissioning of the crusher commenced in March 2017 with the first crush expected in early May 2017. Thereafter, the commissioning of the ball and SAG mills should start during the second quarter and be completed in August 2017. Finally, the refining portion of the circuit should be completed and ready to begin commissioning early in the third quarter. Dry and wet commissioning of the full process circuit is scheduled to be completed in August 2017, which should leave approximately one month before targeted first production for any required adjustments to the circuit.

The company continues to work towards obtaining an amendment to Schedule 2 of the Metal Mining Effluent Regulations, required to close two small creeks and deposit tailings. In recent discussions with senior officials from Environment and Climate Change Canada, New Gold was advised that public notification of the proposed amendment is expected to be published in the second quarter of 2017, with the final publication and adoption of the Schedule 2 amendment expected to occur in January 2018.

As previously disclosed, New Gold is presently constructing a starter tailings cell, located within the broader tailings management area, that does not require a Schedule 2 amendment. This will allow New Gold to commence operations prior to completion of the Schedule 2 amendment. Based on its location and scale, the starter cell would provide capacity for approximately six months of tailings.

In addition, New Gold is finalizing its evaluation of an approach to constructing the creek closures which incorporates sheet pile at the centre of the portion of the dam which will cover the creeks. The purpose of this approach is both to reduce the construction time after receipt of the Schedule 2 amendment, and, most importantly, to be able to complete the work regardless of the weather conditions. The approach is expected to require provincial and federal regulatory approvals.

During the quarter, infill drilling was completed to confirm the estimated grades of mineralization in the resource block model and upgrade confidence in the portion of the reserve expected to be mined during the first year of commercial production.

Project spending at Rainy River during the first quarter totalled $126 million. Based on a C$1.30/US$ exchange rate, the remaining capital cost from April 1, 2017 to the targeted November commercial production is estimated to be approximately $389 million. Capital spending levels are expected to ramp up in the second and third quarters as the project enters the final phase of construction and transitions to operation.

New Gold continues to look forward to the expected growth in the company's production and cash flow once Rainy River transitions into operation later this year. Rainy River has multiple important asset qualities including its great jurisdiction, significant annual production potential, long estimated reserve life and continued exploration potential.

Blackwater

Activities at the company's Blackwater project, located in south-central British Columbia, continued to focus on attaining the approval of the Environmental Assessment ("EA"). The coordinated Federal and Provincial EA technical review is in progress. Technical review comments have now been received from the Federal government, Provincial agencies and local Indigenous communities, and New Gold has responded to the review comments. The company continues to anticipate approval of the Blackwater EA in 2017.

Capital expenditures at Blackwater during the first quarter were $2 million.

El Morro

In February, the company sold its gold stream on the El Morro project to an affiliate of Goldcorp Inc. for $65 million cash.

WEBCAST AND CONFERENCE CALL

A webcast and conference call to discuss these results will be held on Thursday, April 27, 2017 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until May 27, 2017 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 94771662. An archived webcast will also be available until July 27, 2017 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include the statements made under "2017 first quarter highlights" and "Rainy River update", as well as other statements elsewhere in this news release, including, among others, statements with respect to: guidance for production, operating expense and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital and other expenditures; planned development activities for 2017 at the Rainy River project, including the completion and commissioning of the processing facilities; planned preparations for operations at the Rainy River project, including the mining rate, removal of overburden and waste, and storage of water; the expected production, costs, economics, grade and other operating parameters of the Rainy River project; the capacity of the starter dam; targeted timing for permits, including the amendment to Schedule 2 of the Metal Mining Effluent Regulations; targeted timing for commissioning, start-up, production and commercial production; and targeting timing for development and other activities related to the Rainy River project.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River project being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations, including the amendment to Schedule 2 of the Metal Mining Effluent Regulations, being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) the results of the feasibility study for the Rainy River project being realized; and (10)  in the case of production, cost and expenditure outlooks at the operating mines and the Rainy River project for 2017, commodity prices and exchange rates being consistent with those estimated for the purposes for 2017.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; inherent uncertainties with cost estimates and estimated schedule for the construction and commencement of production at Rainy River as contemplated; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the amendment to Schedule 2 of the Metal Mining Effluent Regulations for the Rainy River project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101.  While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made.  Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold, except for the scientific and technical information regarding capital costs at Rainy River set out under the heading "Projects Update - Rainy River - Capital Expenditures", which has been reviewed and approved by Arshya Qureshi, Co-Founder and Project Manager at  LQ Consulting and Management Inc. Mr. Qureshi is a Professional Engineer registered with the Professional Engineers of Ontario. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Petersen and Mr. Qureshi are "Qualified Persons" for the purposes of NI 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2016 filed on www.sedar.com.

NON-GAAP MEASURES

(1) All-In Sustaining Costs

"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs.  Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs.  The line items between cash costs and all in sustaining costs in the tables below break down the components of sustaining costs.  Sustaining costs is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(2) Total Cash Costs

"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

OPEX, CASH COST AND AISC RECONCILIATION

	Three months ended March 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	52.8	27.9	2.2	82.9
Units of metal sold (ounces/millions of pounds/millions of ounces)	87,304	23.0	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	605	1.21	8.23
Operating expenses(1)	52.8	27.9	2.2	82.9
Treatment and refining charges on concentrate sales	2.9	5.2	0.2	8.3
Adjustments(2)	0.1	0.1	-	0.2
Total cash costs	55.8	33.2	2.4	91.4
By-product silver and copper sales				(65.6)
Total cash costs net of by-product revenue				25.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	87,304	23.0	0.3	87,304
Total cash costs on a co-product basis(3) ($/ounce or pound)	639	1.45	8.87
Total cash costs per gold ounce sold ($/ounce)				296
Total co-product cash costs	55.8	33.2	2.4
Total cash costs net of by-product revenue				25.8
Sustaining capital expenditures	8.9	4.7	0.4	14.0
Sustaining exploration - expensed	1.2	0.7	0.1	2.0
Corporate G&A including share-based compensation(4)	5.4	2.9	0.2	8.5
Reclamation expenses	1.2	0.6	-	1.8
Total co-product all-in sustaining costs	72.5	42.1	3.1
Total all-in sustaining costs net of by-product revenue				52.1
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	831	1.83	11.48
All-in sustaining costs per gold ounce sold ($/ounce)				597

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

OPEX, CASH COST AND AISC RECONCILIATION

	Three months ended March 31, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	52.1	27.1	2.7	81.9
Units of metal sold (ounces/millions of pounds/millions of ounces)	86,031	25.3	0.4
Operating expenses per unit of metal sold ($/ounce or pound)	606	1.07	7.39
Operating expenses(1)	52.1	27.1	2.7	81.9
Treatment and refining charges on concentrate sales	3.5	5.0	0.1	8.6
Adjustments(2)	(0.5)	(0.3)	-	(0.8)
Total cash costs	55.1	31.8	2.8	89.7
By-product silver and copper sales				(59.4)
Total cash costs net of by-product revenue				30.3
Units of metal sold (ounces/millions of pounds/millions of ounces)	86,031	25.3	0.4	86,031
Total cash costs on a co-product basis(3) ($/ounce or pound)	641	1.26	7.58
Total cash costs per gold ounce sold ($/ounce)				354
Total co-product cash costs	55.1	31.8	2.8
Total cash costs net of by-product revenue				30.3
Sustaining capital expenditures	14.3	7.4	0.7	22.4
Sustaining exploration - expensed	1.3	0.8	0.1	2.2
Corporate G&A including share-based compensation(4)	5.5	2.9	0.3	8.7
Reclamation expenses	0.9	0.4	-	1.3
Total co-product all-in sustaining costs	77.1	43.3	3.9
Total all-in sustaining costs net of by-product revenue				64.9
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	898	1.72	10.72
All-in sustaining costs per gold ounce sold ($/ounce)				758

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include the amortization of Mesquite's Purchase Price Allocation associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

(3) Cash Generated from Operations before Changes in Working Capital

"Cash generated from operations before changes in working capital" is a non-GAAP financial measures with no standard meaning under IFRS, excludes changes in non-cash operating working capital. Management uses this measure to evaluate the company's ability to generate cash from its operations before working capital changes. Further details regarding cash generated from operations before changes in working capital and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

NET CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL RECONCILIATION

	Three months ended March 31
(in millions of U.S. dollars)	2017	2016
Cash generated from operations	$76.8	$61.5
Add back (deduct): Change in non-cash operating working capital	(7.4)	0.6
Net cash generated from operations before changes in non-cash working capital	69.4	62.1

(4) Adjusted Net Earnings/(Loss)

"Adjusted net (loss)/earnings" and "adjusted net (loss)/earnings per share" are non-GAAP financial measures. Net (loss)/earnings have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net (loss)/earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses.

Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended March 31
(in millions of U.S. dollars, except per share amounts)	2017	2016
Net earnings before taxes	$39.8	$17.7
Other (gains) losses	(23.8)	(21.6)
Inventory write-down	(0.5)	0.7
Adjusted net earnings before tax	15.5	(3.2)
Income tax recovery (expense)	(2.3)	7.9
Income tax adjustments	(3.8)	(6.2)
Adjusted income tax expense	(6.1)	1.7
Adjusted net earnings (loss)	9.4	(1.5)
Adjusted earnings per share (basic and diluted)	0.02	$nil
Adjusted effective tax rate	39%	53%

(5) Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Further details regarding average realized price and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(6) Operating Margin

"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

OPERATING MARGIN RECONCILIATION

	Three months ended March 31
(in millions of U.S. dollars)	2017	2016
Revenues	$169.5	$154.5
Less: Operating expenses	(82.9)	(81.9)
Operating margin	86.6	72.6

CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

	Three months ended March 31
(in millions of U.S. dollars, except per share amounts)	2017	2016
Revenues	$169.5	$154.5
Operating expenses	82.9	81.9
Depreciation and depletion	57.5	61.0
Revenue less cost of goods sold	29.1	11.6
Corporate administration	7.5	5.7
Share-based payment expenses	1.2	3.0
Exploration and business development	3.2	2.5
Earnings from operations	17.2	0.4
Finance income	0.2	0.3
Finance costs	(1.4)	(4.6)
Other gains	23.8	21.6
Earnings before taxes	39.8	17.7
Income tax (expense) recovery	(2.3)	7.9
Net earnings	37.5	25.6
Earnings per share
Basic	0.07	0.05
Diluted	0.07	0.05
Weighted average number of shares outstanding (in millions)
Basic	528.1	509.6
Diluted	528.9	510.7

(1)	Prior-year period comparatives have been revised. Please refer to Note 2 of the unaudited condensed consolidated interim financial statements for further information.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	As at March 31	As at December 31
(in millions of U.S. dollars)	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$349.5	$185.9
Trade and other receivables	20.8	37.1
Inventories	159.6	150.4
Current income tax receivable	10.6	12.5
Derivative assets	4.5	18.0
Prepaid expenses and other	6.7	6.1
Total current assets	551.7	410.0

Non-current inventories	101.9	103.3
Mining interests	3,254.7	3,191.3
Deferred tax assets	227.2	224.9
Other	3.1	3.5
Total assets	4,138.6	3,933.0
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	165.0	169.2
Current income tax payable	9.9	6.2
Total current liabilities	174.9	175.4

Reclamation and closure cost obligations	91.3	81.0
Provisions	13.0	12.0
Gold stream obligation	232.3	246.5
Long-term debt	890.0	889.5
Deferred tax liabilities	446.4	455.2
Other	0.3	0.2
Total liabilities	1,848.2	1,859.8
Equity
Common shares	3,026.0	2,859.0
Contributed surplus	101.8	100.5
Other reserves	(21.6)	(33.0)
Deficit	(815.8)	(853.3)
Total equity	2,290.4	2,073.2
Total liabilities and equity	4,138.6	3,933.0

(1)	Prior-year period comparatives have been revised. Please refer to Note 2 of the unaudited condensed consolidated interim financial statements for further information.

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended March 31
(in millions of U.S. dollars)	2017	2016
OPERATING ACTIVITIES
Net earnings (loss)	$37.5	$25.6
Adjustments for:
Foreign exchange losses (gains)	(6.2)	(33.9)
Reclamation and closure costs paid	(0.4)	(0.9)
Reversal of inventory and write-down	(0.5)	-
Gain on disposal of El Morro	(33.0)	-
Depreciation and depletion	57.9	61.1
Other non-cash adjustments	12.3	(1.2)
Income tax recovery	2.3	(7.9)
Finance income	(0.2)	(0.3)
Finance costs	1.4	4.6
Unrealized loss on gold stream liability	3.1	15.1
	74.2	62.2
Change in non-cash operating working capital	7.4	(0.6)
Income taxes (paid) refunded	(4.8)	(0.1)
Cash generated from operations	76.8	61.5
INVESTING ACTIVITIES
Mining interests	(143.7)	(107.4)
Proceeds from the sale of El Morro stream and other assets	65.3	0.5
Interest received	0.2	0.3
Gold price option contract and other investment costs	-	(2.1)
Cash used by investing activities	(78.2)	(108.7)
FINANCING ACTIVITY
Proceeds received from exercise of options	0.1	0.8
Net proceeds received from issuances of common shares	165.7	-
Financing initiation costs	-	(0.3)
Interest paid	(1.5)	(0.8)
Cash generated from financing activities	164.3	(0.3)
Effect of exchange rate changes on cash and cash equivalents	0.7	10.3

Change in cash and cash equivalents	163.6	(37.2)
Cash and cash equivalents, beginning of period	185.9	335.5
Cash and cash equivalents, end of year	349.5	298.3
Cash and cash equivalents are comprised of:
Cash	255.8	214.4
Short-term money market instruments	93.7	83.9
	349.5	298.3

(1)	Prior-year period comparatives have been revised. Please refer to Note 2 of the unaudited condensed consolidated interim financial statements for further information.

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2017/26/c6026.html

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For further information: please contact: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:05e 26-APR-17